Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-01	January 3, 2012

International Tower Hill Mines Grants Options

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted options to purchase up to 650,000 common shares to a senior officer. The options are exercisable at a price of $4.43 per share for a period of 5 years ending on January 3, 2017 and vest as to 216,666 shares on January 3, 2012, 216,666 shares on January 3, 2013 and the balance on January 3, 2014.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499